UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2018

PINNACLE FOODS INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-35844	35-2215019
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Jefferson Road, Parsippany, New Jersey 07054
(Address of principal executive offices) (Zip Code)

(973) 541-6620
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 26, 2018, Pinnacle Foods Inc., a Delaware Corporation (the “Company” or “Pinnacle Foods”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Conagra Brands, Inc., a Delaware corporation (“Parent” or “Conagra”), and Patriot Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).  The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

The Company’s Board of Directors (the “Board”) has, by unanimous vote, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Shares owned, directly or indirectly, by the Company, Parent or Merger Sub, and in each case, not held on behalf of third parties and other than Shares as to which dissenters’ rights have been properly exercised), will be converted into the right to receive $43.11 in cash, without interest (the “Cash Consideration”) and 0.6494 shares of Parent common stock, par value $5.00 per share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

Completion of the Merger is subject to customary closing conditions, including (1) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding Shares (the “Requisite Company Vote”), (2) there being no law or order that restrains, enjoins or otherwise prohibits the consummation of the Merger or the issuance of Parent common stock in connection with the Merger and (3) the expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of other required antitrust approvals.  The obligation of each of the Company and Parent to consummate the Merger is also conditioned on the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed, in all material respects, its obligations under the Merger Agreement.  The closing of the Merger is not subject to a financing condition.

The Merger Agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature.  Among other things, the Company and Parent have agreed to use reasonable best efforts to obtain antitrust approval of the Merger.  In furtherance of the foregoing, Conagra has committed to divesting assets of Pinnacle or Conagra that collectively account for up to $300 million of net sales if necessary to obtain antitrust approval.

During the period after the date of the Merger Agreement to the Effective Time, the Company has agreed to conduct its business in the ordinary and usual course, consistent with past practice, and the Company and Parent have agreed to certain other operating covenants and to not take certain specified actions prior to the consummation of the Merger, as set forth more fully in the Merger Agreement.  The Company has also agreed to convene and hold a meeting of its stockholders for the purpose of obtaining the Requisite Company Vote.  In addition, the Merger Agreement requires that, subject to certain exceptions, the Board recommend that the Company’s stockholders adopt the Merger Agreement.

In addition, the Company has also agreed not to initiate, solicit or knowingly encourage or facilitate takeover proposals from third parties.  The Company has also agreed not to, subject to certain exceptions, provide non-public information to, or engage in discussions or negotiations with, third parties regarding alternative acquisition proposals.  Notwithstanding these restrictions, prior to the receipt of the Requisite Company Vote, the Company may under certain circumstances provide non-public information to and participate in discussions or negotiations with third parties with respect to unsolicited alternative acquisition proposals.

Prior to obtaining the Requisite Company Vote, the Board may, in certain circumstances, change its recommendation that the stockholders adopt the Merger Agreement.  In addition, prior to obtaining the Requisite Company Vote, the Company may terminate the Merger Agreement to enter into a definitive agreement for an acquisition proposal that constitutes a Superior Proposal (as defined in the Merger Agreement), subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement during a period following notice and the payment of a termination fee of approximately $264 million (the “Termination Fee”).

The Merger Agreement contains certain termination rights for the Company and Parent, including, among others, the right of (1) the Company to terminate the Merger Agreement in order to enter into a definitive agreement for an acquisition proposal that constitutes a Superior Proposal and (2) Parent to terminate the Merger Agreement as a result of the Board changing its recommendation with respect to the Merger Agreement.  The Merger Agreement also provides that under specified circumstances, including those described above, the Company will be required to pay Parent the Termination Fee.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and the terms of which are incorporated herein by reference.

The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub.  In addition, such representations and warranties (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by certain documents filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) by the Company prior to the date of the Merger Agreement, (c) have been qualified by confidential disclosures made to Parent and Merger Sub in connection with the Merger Agreement, (d) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (f) have been included in the Merger Agreement for the purpose of allocating risk between the Company, on the one hand, and Parent and Merger Sub, on the other hand, rather than establishing matters as facts.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business.  Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 8.01 Other Events.

Attached as Exhibit 99.1 hereto, and incorporated herein by reference, is a copy of the joint press release, issued by the Company and Conagra, dated June 27, 2018, announcing the execution of the Merger Agreement.

Cautionary Statement Regarding Forward Looking Statements

This document may contain statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain “forward-looking information.” Among other things, these forward-looking statements may include statements regarding the proposed combination of Pinnacle Foods and Conagra; our beliefs relating to value creation as a result of a potential combination with Conagra; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Pinnacle Foods’s and Conagra’s future beliefs, expectations, plans, intentions, financial condition or performance.  The words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements.  These statements are made based on management’s current expectations and beliefs concerning future events and various assumptions and are not guarantees of future performance.  Actual results may differ materially as a result of various factors, some of which are beyond our control, including but not limited to: general economic and business conditions, deterioration of the credit and capital markets, industry trends, our leverage and changes in our leverage, interest rate changes, changes in our ownership structure, competition, the loss of any of our major customers or suppliers, changes in demand for our products, changes in distribution channels or competitive conditions in the markets where we operate, costs of integrating acquisitions, loss of our intellectual property rights, fluctuations in price and supply of raw materials, seasonality, our reliance on co-packers to meet our manufacturing needs, availability of qualified personnel, changes in the cost of compliance with laws and regulations, including environmental laws and regulations, the timing and likelihood of completion of the proposed merger between Pinnacle Foods and Conagra (the “proposed merger”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the possibility that Pinnacle Foods’s stockholders may not approve the proposed merger, the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period, the risk that the businesses of Pinnacle Foods and Conagra will not be integrated successfully, disruption from the proposed merger making it more difficult to maintain business and operational relationships, the risk that unexpected costs will be incurred, the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the SEC as well as Conagra’s filings, including its Form 10-K, with the SEC.  There may be other factors that may cause our actual results to differ materially from the forward-looking statements.  We assume no obligation to update the information contained in this announcement except as required by applicable law.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Conagra and Pinnacle Foods will be submitted to Pinnacle Foods’ stockholders for their consideration.  In connection with the proposed transaction, Conagra will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for Pinnacle Foods’ stockholders to be filed with the SEC, and Pinnacle Foods will mail the proxy statement/prospectus to its stockholders and both Pinnacle Foods and Conagra will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Conagra or Pinnacle Foods may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Conagra or Pinnacle Foods with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.

Participants in Solicitation

Conagra, Pinnacle Foods, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Conagra’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on August 11, 2017 and information about Pinnacle Foods’ directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 20, 2018.  These documents are available free of charge from the sources indicated above, and from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Conagra and Pinnacle Foods file with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger dated as of June 26, 2018, among Pinnacle Foods Inc., Conagra Brands, Inc. and Patriot Merger Sub Inc.

99.1	Press Release, dated June 27, 2018, jointly issued by Pinnacle Foods Inc. and Conagra Brands, Inc.

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck

	Name:	Craig Steeneck
	Title:	Executive Vice President and Chief Financial Officer

Date: June 27, 2018